                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: March 1, 2007                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2006

MARCH 1, 2007. Medellin, Colombia - Today, BANCOLOMBIA S.A. ("BANCOLOMBIA" or the "Bank") (NYSE: CIB) announced its financial results for the fourth quarter of fiscal year 2006, ended December 31, 2006. (1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT

                                                     QUARTER           GROWTH
                                             -----------------------   4Q 06/
(Ps millions)                                   3Q 06        4Q 06      3Q 06
                                             ----------   ----------   ------
ASSETS
Loans and financial leases, net              23,009,881   23,811,391     3.48%
Investment securities, net                    5,319,196    5,677,761     6.74%
Other assets                                  4,785,233    4,999,544     4.48%
                                             ----------   ----------   ------
TOTAL ASSETS                                 33,114,310   34,488,696     4.15%
                                             ==========   ==========   ======

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS                                     20,829,673   23,216,467    11.46%
Non-interest bearing                          3,309,870    4,580,649    38.39%
Interest bearing                             17,519,803   18,635,818     6.37%
OTHER LIABILITIES                             8,853,878    7,625,617   -13.87%
TOTAL LIABILITIES                            29,683,551   30,842,084     3.90%
Shareholders' equity                          3,430,759    3,646,612     6.29%
                                             ----------   ----------   ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   33,114,310   34,488,696     4.15%
                                             ==========   ==========   ======

Interest income                                 888,288      893,050     0.54%
Interest expense                                323,489      331,220     2.39%
NET INTEREST INCOME                             564,799      561,830    -0.53%
Net provisions                                  (85,803)      (6,147)  -92.84%
Fees and income from service, net               219,206      232,001     5.84%
Other operating income                           14,336       84,482   489.30%
Operating expense                              (469,535)    (555,953)   18.41%
Non-operating income, net                       (21,628)       2,838   113.12%
Income tax expense                              (39,889)     (34,158)  -14.37%
                                             ----------   ----------   ------
NET INCOME                                      181,486      284,893    56.98%
                                             ==========   ==========   ======

----------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as "Ps."

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS REFERRING TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate:   December 31, 2006   Ps 2,238.79 = US$ 1   Average exchange rate December 2006 Ps 2,357.98 = US$ 1

CONTACTS

SERGIO RESTREPO      JAIME A. VELASQUEZ   MAURICIO BOTERO
EXECUTIVE VP         FINANCIAL VP         IR MANAGER
TEL.: (574)5108668   TEL.: (574)5108666   TEL.: (574)5108866

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

1. HIGHLIGHTS:

     - Net income for the year ended December 31, 2006 totaled Ps 749.5 billion, decreasing 20.8% as compared to Ps 946.9 billion for the year ended December 31, 2005. For the fourth quarter of 2006, net income amounted to Ps 284.9 billion, which represents an 11.0% increase as compared to the fourth quarter of 2005.

     - As of December 31, 2006, BANCOLOMBIA's net loans totaled Ps 23,811 billion, increasing 3.5% as compared to Ps 23,010 billion in the previous quarter. On a year-to-year basis, this represents an increase of 32.9% from Ps 17,920 billion as of December 31, 2005. On the other hand, investment debt securities amounted to Ps 5,531 billion, increasing 7.6% as compared to the previous quarter and decreasing 33.1% over the year.

     - For the year ended December 31, 2006, net interest income amounted to Ps 1,767.5 billion, decreasing 13.8% as compared to the year ended December 31, 2005 due to the decline of bond prices that took place during the second quarter. However, net interest income for the fourth quarter of 2006 increased 10.8% as compared to the fourth quarter of 2005.

     - Net fees and income from services totaled Ps 867.7 billion for the year ended December 31, 2006, which represents an increase of 12.9% as compared to the year ended December 31, 2005. During the fourth quarter of 2006, net fees and income from services amounted to Ps
          232.0 billion, a 9.0% increase as compared to the fourth quarter of 2005.

     - BANCOLOMBIA's ratio of past due loans to total loans as of December 31, 2006 was 2.3%, and the ratio of allowances to past due loans was 148.6%.

STOCK INDICATORS

                                           QUARTER                          AS OF
                           ----------------------------------------   -----------------
                              4Q 05         3Q 06          4Q 06       DEC-05    DEC-06
                           -----------   -----------   ------------   -------   -------
Net Income (Ps millions)       256,578       181,486        284,893   946,881   749,529
USD Earnings per ADS             0.617         0.417          0.699     2.278     1.840
ROAA                              3.50%         2.20%          3.35%     3.23%     2.30%
ROAE                             31.76%        21.54%         32.04%    29.30%    22.09%
P/BV ADS (1)                      3.55          3.63           3.48
P/BV Local (2)(3)                 3.31          3.35           3.47
P/E (4)                          11.12         16.24          11.11
Shares Outstanding         727,827,005   727,827,005    727,827,005

(1)  Defined as ADS price divided by ADS book value.

(2)  Defined as Share price divided by share book value.

(3)  Share prices on the Colombian Stock Exchange

(4)  Defined as market capitalization divided by annualized quarter results

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                           4Q06

2. CONSOLIDATED BALANCE SHEET

2.1. ASSETS

     BANCOLOMBIA's total assets amounted to Ps 34,489 billion as of December 31, 2006, an increase of 4.1% as compared to Ps 33,114 billion as of September 30, 2006. This represents an 11.9% increase as compared to Ps 30,804 billion as of December 31, 2005.

2.1.1. LOAN PORTFOLIO

     The loan portfolio presented very positive figures amounting to Ps 23,811 billion as of December 31, 2006, increasing 3.5% as compared to the previous quarter and 32.9% as compared to the fourth quarter of 2005.

     Corporate loans amounted to Ps 12,758 billion as of December 31, 2006, increasing 3.8% as compared to the previous quarter. This represents an increase of 33.7% as compared to Ps 9,539 billion at December 31, 2005.

     The retail and small and medium-sized enterprise ("SME") loans amounted to Ps 6,949 billion as of December 31, 2006. They increased 11.5% as compared to the previous quarter and 40.0% over the year, from Ps 4,963 billion as of December 31, 2005.

     Financial leases maintained their positive trend amounting to Ps 3,553 billion, increasing 6.5% as compared to the previous quarter and 33.6% over the year.

     During the fourth quarter of 2006, BANCOLOMBIA securitized approximately Ps 900 billion of mortgage loans. In normalized figures, mortgage loans increased 15% as compared to the previous quarter and 56% over the year.

LOAN PORTFOLIO

                                                        AS OF                            GROWTH
                                        ------------------------------------   -------------------------
(Ps millions)                            31-DEC-05    30-SEP-06    31-DEC-06   4Q 06/3Q 06   4Q 06/4Q 05
                                        ----------   ----------   ----------   -----------   -----------
CORPORATE
Working capital loans                    7,702,420   11,173,199   11,534,148       3.23%        49.75%
Loans funded by
   domestic development banks              948,659      382,448      321,263     -16.00%       -66.14%
Trade Financing                            783,894      574,632      777,417      35.29%        -0.83%
Overdrafts                                  62,041      102,168       74,218     -27.36%        19.63%
Credit Cards                                42,293       54,641       50,803      -7.02%        20.12%
                                        ----------   ----------   ----------     ------        ------
TOTAL CORPORATE                          9,539,307   12,287,088   12,757,849       3.83%        33.74%
                                        ----------   ----------   ----------     ------        ------
RETAIL AND SMES
Working capital loans                    1,612,650    2,021,631    2,331,999      15.35%        44.61%
Personal loans                           1,556,429    1,991,947    2,281,177      14.52%        46.56%
Loans funded by
   domestic development banks              403,414      383,444      386,283       0.74%        -4.25%
Credit Cards                               582,533      766,744      796,175       3.84%        36.67%
Overdrafts                                 101,957      143,390      119,882     -16.39%        17.58%
Automobile loans                           629,326      849,855      963,072      13.32%        53.03%
Trade Financing                             76,643       74,488       70,406      -5.48%        -8.14%
                                        ----------   ----------   ----------     ------        ------
TOTAL RETAIL AND SMES                    4,962,952    6,231,499    6,948,994      11.51%        40.02%
                                        ----------   ----------   ----------     ------        ------
MORTGAGE                                 1,463,437    1,980,240    1,385,445     -30.04%        -5.33%
FINANCIAL LEASES                         2,660,556    3,335,723    3,553,286       6.52%        33.55%
                                        ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES        18,626,252   23,834,550   24,645,574       3.40%        32.32%
ALLOWANCE FOR LOAN LOSSES AND
   FINANCIAL LEASES                       (705,882)    (824,669)    (834,183)      1.15%        18.18%
                                        ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES, NET   17,920,370   23,009,881   23,811,391       3.48%        32.87%
                                        ==========   ==========   ==========     ======        ======

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                           4Q06

2.1.2. INVESTMENT PORTFOLIO

     BANCOLOMBIA's investments in debt securities amounted to Ps 5,531 billion (16% of total assets), increasing 7.6% over the quarter. This increase was mainly due to the purchase of approximately Ps 710 billion in mortgage-backed securities "TIPs". On a year-to-year basis, debt investments decreased 33.1% from Ps 8,265 billion (27% of total assets) at December 31, 2005.

2.1.3. ASSET QUALITY

     As of December 31, 2006, the Bank's past due loans accounted for 2.3% of total loans. Loans classified as C, D and E comprised 2.5% of total loans. In addition, the ratio of allowances to past due loans at the end of the quarter was 148.6%, while the ratio of allowances to loans classified as C, D and E at the end of the quarter was 135.1%.

LOANS AND FINANCIAL LEASES CLASSIFICATION

(Ps millions)                                 AS OF 31-DEC-05      AS OF 30-SEP-06      AS OF 31-DEC-06
                                             -----------------   ------------------   ------------------
"A" Normal                                   17,359,081   93.2%   22,482,115   94.4%   23,310,545   94.6%
"B" Subnormal                                   638,131    3.4%      748,580    3.1%      708,774    2.9%
"C" Deficient                                   202,934    1.1%      194,418    0.8%      209,386    0.8%
"D" Doubtful recovery                           252,635    1.4%      254,530    1.1%      242,763    1.0%
"E" Unrecoverable                               173,471    0.9%      154,907    0.6%      174,106    0.7%
                                             ----------   ----    ----------   ----    ----------   ----
TOTAL                                        18,626,252    100%   23,834,550    100%   24,645,574    100%
                                             ==========   ====    ==========   ====    ==========   ====
LOANS AND FINANCIAL LEASES CLASSIFIED AS
   C, D AND E AS A PERCENTAGE OF TOTAL
   LOANS AND FINANCIAL LEASES                       3.4%                 2.5%                 2.5%

ASSET QUALITY

                                                         AS OF                           GROWTH
                                           ---------------------------------   -------------------------
(Ps millions)                              31-DEC-05   30-SEP-06   31-DEC-06   4Q 06/3Q 06   4Q 06/4Q 05
                                           ---------   ---------   ---------   -----------   -----------
Total performing past due loans             175,572     256,995     234,847       -8.62%        33.76%
Total non-performing past due loans (1)     275,864     321,038     334,488        4.19%        21.25%
Total past due loans                        451,436     578,033     569,335       -1.50%        26.12%
Allowance for loans and accrued interest
   losses                                   714,537     834,934     845,827        1.30%        18.37%
Past due loans to total loans                  2.42%       2.43%       2.31%
Non-performing loans to total loans            1.48%       1.35%       1.36%
C, D, and E loans to total loans               3.38%       2.53%       2.54%
Allowances to past due loans (2)             158.28%     144.44%     148.56%
Allowances to C, D, and E loans (2)          113.59%     138.27%     135.06%
Allowances to non-performing loans (2)       259.02%     260.07%     252.87%
Allowances to total loans                      3.84%       3.50%       3.43%
Performing loans to total loans               98.52%      98.65%      98.64%

(1) Non-performing loans comprised of consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, small business loans that are past due 30 days or more and mortgage loans that are past due 60 days or more.

(2)  Allowance means allowance for loan and accrued interest losses.

2.2. LIABILITIES

     Total deposits increased 11.5% as compared to the previous quarter and 26.3% over the year, amounting to Ps 23,216 billion as of December 31, 2006. The funding mix improved over the year. Savings deposits increased 33.0% and checking accounts increased 26.6%, whereas time deposits increased 17.86%, compared to figures at the end of 2005.

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

2.3. SHAREHOLDERS' EQUITY

     BANCOLOMBIA's shareholders' equity amounted to Ps 3,647 billion at the end of the fourth quarter of 2006, which represents an increase of 6.3% as compared to the previous quarter and 8.0% as compared to the fourth quarter of 2005. Unrealized gains on available-for-sale debt securities amounted to Ps 10.7 billion as of December 31, 2006.

     At the end of the fourth quarter of 2006, the Bank's consolidated ratio of technical capital to risk-weighted assets was 11.05%, a slight decrease as compared to 11.2% from the previous quarter.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS


Consolidated (Ps millions)                   30-DEC-05    30-SEP-06    30-DEC-06
                                            ----------   ----------   ----------
Basic capital (Tier I)                       2,169,481    2,883,305    2,986,091
Additional capital (Tier II)                   393,822      430,877      428,221
Technical capital (1)                        2,563,303    3,314,182    3,414,312
Risk weighted assets included market risk   23,457,768   29,582,049   30,885,195
CAPITAL ADEQUACY (2)                             10.93%       11.20%       11.05%

(1)  Technical capital is the sum of basic capital and additional capital.

(2)  Capital Adequacy is Technical capital divided by Risk weighted assets

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

3.   INCOME STATEMENT

     BANCOLOMBIA's net income amounted to Ps 284,893 million for the fourth quarter of 2006 and Ps 749,529 million for the year ended December 31, 2006, as compared to Ps 256,578 million for the fourth quarter of 2005 and Ps 946,881 million for the year ended December 31, 2005, respectively.

3.1. NET INTEREST INCOME

     Interest on loans amounted to Ps 647,302 million, increasing 7.5% as compared to the previous quarter. On a year-to-year basis, this represents an increase of 21.3% as compared to the Ps 533,504 million at December 31, 2005. On the other hand, interests on investment securities reached Ps 122,448 million for the fourth quarter of 2006, decreasing 29.5% as compared to the previous quarter and 27.7% as compared to the fourth quarter of 2005. This decrease was mainly due to the poor performance of the Colombian bond prices over the quarter, and the rapid volume decrease of the investment portfolio. In sum, net interest income totaled Ps 1,768 billion at the year ended December 31, 2006, decreasing 13.8% as compared to the previous year.

     The most representative bond in the market is the COLOMBIA TES 20, which matures in July 2020. As illustrated below, this bond started 2006 trading at 9.0%, then after reaching the lowest yield of 7.1%, it increased to a yield of 11.7% in June 28, 2006 and by December 31, 2006 it was trading at 8.8%.

                               [PERFORMANCE GRAPH]

                               TES JULY 24 / 2020

          Yield
          -----
Mar 01    7.11%
Jun 28    11.7%
Sept 30   9.56%
Dec 31    8.80%

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

3.2. PROVISIONS

     For the year ended December 31, 2006, provisions for loan and interest losses amounted to Ps 266,107 million, increasing 43.5% as compared to the year 2005. Approximately Ps 105,000 million from these provisions correspond to adjustments made by the new provisioning regulation.

     During the fourth quarter of 2006, provisions for loans and interest losses amounted to Ps 30,630 million, decreasing 70.6% as compared to the previous quarter. This decrease was mainly due to the recoveries of the quarter which amounted to more than Ps 50,000 million. These recoveries took place while the coverage ratio increased to 148.6% as disclosed in section 2.1.3.

     Additionally, recoveries of provisions for foreclosed assets increased strongly as compared to the previous quarter amounting to Ps 24,222 million, due mainly to the recovery effect of approximately Ps 18,000 million after the Bank made donations of assets as announced in December 28, 2006.

3.3. FEES AND INCOME FROM SERVICES

     Net fees and income from services amounted to Ps 867,661 million during the year, increasing 12.9% as compared to 2005. During the fourth quarter, net fees and income from services amounted to Ps 232,001 million, increasing 5.8% as compared to the previous quarter and 9.0% as compared to Ps 212,777 million for the fourth quarter of 2005.

     BANCOLOMBIA's accumulated unconsolidated credit card billing increased 17.5% during 2006, resulting in a 20.6% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 20.9%, resulting in a 14.8% market share.

ACCUMULATED CREDIT CARD BILLING

                                                                                2006
                                                                        %      Market
Millions of pesos as od December 31, 2006     Dec-05       Dec-06     Growth    Share
                                            ----------   ----------   ------   ------
Bancolombia VISA                               879,463    1,062,085   20.77%    6.68%
Bancolombia Mastercard                       1,391,485    1,565,211   12.48%    9.84%
Bancolombia American Express                   517,310      649,902   25.63%    4.09%
                                            ----------   ----------   -----
TOTAL BANCOLOMBIA                            2,788,258    3,277,198   17.54%   20.60%
                                            ==========   ==========   =====
Colombian credit card market                12,514,862   15,905,538   27.09%

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE

                                                                                     2006
                                                                              %     Market
Outstanding credit cards as of December 31, 2006     Dec-05      Dec-06    Growth    Share
                                                   ---------   ---------   ------   ------
Bancolombia VISA                                     191,821     234,066   22.02%    5.15%
Bancolombia Mastercard                               258,518     288,068   11.43%    6.34%
Bancolombia American Express                         105,003     149,388   42.27%    3.29%
                                                   ---------   ---------   -----
TOTAL BANCOLOMBIA                                    555,342     671,522   20.92%   14.78%
                                                   =========   =========   =====
Colombian credit card market                       3,454,971   4,542,816   31.49%

Source: Credibanco, American Express and Red Multicolor

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

3.4. OPERATING EXPENSES

     Operating expenses increased 14.0% in the year ended December 31, 2006 as compared to the previous year. Excluding the effect of the non-recurrent donations, operating expenses increased 12.8% during 2006, as compared to the year ended December 31, 2005.

     BANCOLOMBIA's operating expenses to net operating income efficiency ratio was 63.3% during the quarter and 64.4% during the year 2006.

     The Bank's efficiency measured as operating expenses over average total assets was 6.54% during the fourth quarter and 5.74% for the year 2006.

PRINCIPAL RATIOS


                                                        QUARTER               AS OF
                                                 ---------------------   ---------------
PROFITABILITY                                    4Q 05   3Q 06   4Q 06   DEC-05   DEC-06
                                                 -----   -----   -----   ------   ------
Net interest margin (1)                           7.80%   7.58%   7.29%   7.89%    6.00%
Return on average total assets (2)                3.50%   2.20%   3.35%   3.23%    2.30%
Return on average shareholders equity (3)        31.76%  21.54%  32.04%  29.30%   22.09%

EFFICIENCY
Operating expenses to net operating income (4)   51.62%  58.81%  63.30%  54.94%   64.37%
Operating expenses to average total assets (4)    5.12%   5.68%   6.54%   5.64%    5.74%

CAPITAL ADEQUACY
Shareholders' equity to total assets             10.96%  10.36%  10.57%
Technical capital to risk weighted assets        10.93%  11.20%  11.05%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)  Net income divided by monthly average assets.

(3)  Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total net fees and income from services, and total other operating income. Operating expenses include merger expenses and good will amortization.

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

CONSOLIDATED BALANCE SHEET

                                                                                             GROWTH
                                                                 AS OF                  ----------------
                                                 ------------------------------------     LAST
(Ps millions)                                      DEC-05        SEP-06       DEC-06    QUARTER   ANNUAL
                                                 ----------   ----------   ----------   -------   ------
ASSETS
Cash and due from banks                           1.241.435    1.603.443    1.548.752    -3,41%    24,75%
Overnight funds sold                                488.587      340.346      457.614    34,46%    -6,34%
TOTAL CASH AND EQUIVALENTS                        1.730.022    1.943.789    2.006.366     3,22%    15,97%
                                                 ----------   ----------   ----------   ------    ------
DEBT SECURITIES                                   8.264.885    5.141.219    5.530.559     7,57%   -33,08%
Trading                                           5.400.950    2.567.227    2.605.852     1,50%   -51,75%
Available for Sale                                1.842.556    1.793.975    1.810.584     0,93%    -1,74%
Held to Maturity                                  1.021.379      780.017    1.114.123    42,83%     9,08%
EQUITY SECURITIES                                   268.286      248.696      224.787    -9,61%   -16,21%
Trading                                              50.805       54.005       61.640    14,14%    21,33%
Available for Sale                                  217.481      194.691      163.147   -16,20%   -24,98%
Market value allowance                              (73.468)     (70.719)     (77.585)    9,71%     5,60%
NET INVESTMENT SECURITIES                         8.459.703    5.319.196    5.677.761     6,74%   -32,88%
                                                 ----------   ----------   ----------   ------    ------
Commercial loans                                 11.949.501   15.204.992   16.028.505     5,42%    34,14%
Consumer loans                                    2.437.727    3.219.063    3.587.260    11,44%    47,16%
Small business loans                                115.031       94.532       91.078    -3,65%   -20,82%
Mortgage loans                                    1.463.437    1.980.240    1.385.445   -30,04%    -5,33%
Finance lease                                     2.660.556    3.335.723    3.553.286     6,52%    33,55%
Allowance for loan losses                          (705.882)    (824.669)    (834.183)    1,15%    18,18%
NET TOTAL LOANS AND FINANCIAL LEASES             17.920.370   23.009.881   23.811.391     3,48%    32,87%
                                                 ----------   ----------   ----------   ------    ------
Accrued interest receivable on loans                206.921      248.006      266.934     7,63%    29,00%
Allowance for accrued interest losses                (8.655)     (10.265)     (11.644)   13,43%    34,53%
NET TOTAL INTEREST ACCRUED                          198.266      237.741      255.290     7,38%    28,76%
                                                 ----------   ----------   ----------   ------    ------
Customers' acceptances and derivatives              133.420      127.704      166.395    30,30%    24,72%
Net accounts receivable                             590.313      404.822      562.598    38,97%    -4,69%
Net premises and equipment                          623.729      690.489      712.722     3,22%    14,27%
Foreclosed assets, net                               31.360       24.338       18.611   -23,53%   -40,65%
Prepaid expenses and deferred charges                26.898       54.475       46.462   -14,71%    72,73%
Goodwill                                             50.959       47.077       40.164   -14,68%   -21,18%
Operating leases, net                               143.974      159.050      167.307     5,19%    16,21%
Other                                               563.588      714.787      675.265    -5,53%    19,82%
Reappraisal of assets                               330.915      380.961      348.364    -8,56%     5,27%
                                                 ----------   ----------   ----------   ------    ------
TOTAL ASSETS                                     30.803.517   33.114.310   34.488.696     4,15%    11,96%
                                                 ==========   ==========   ==========   ======    ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                              3.530.279    3.309.870    4.580.649    38,39%    29,75%
Checking accounts                                 3.171.182    2.994.107    4.121.506    37,65%    29,97%
Other                                               359.097      315.763      459.143    45,41%    27,86%
                                                 ----------   ----------   ----------   ------    ------
INTEREST BEARING                                 14.854.703   17.519.803   18.635.818     6,37%    25,45%
Checking accounts                                 1.068.409    1.229.213    1.244.348     1,23%    16,47%
Time deposits                                     6.259.800    7.530.088    7.377.586    -2,03%    17,86%
Savings deposits                                  7.526.494    8.760.502   10.013.884    14,31%    33,05%
                                                 ----------   ----------   ----------   ------    ------
TOTAL DEPOSITS                                   18.384.982   20.829.673   23.216.467    11,46%    26,28%
Overnight funds                                   1.329.913    1.672.061    1.007.045   -39,77%   -24,28%
Bank acceptances outstanding                         63.126       78.987       64.030   -18,94%     1,43%
Interbank borrowings                              1.705.468    1.257.125    1.066.845   -15,14%   -37,45%
Borrowings from domestic development banks        2.222.083    2.387.699    2.449.581     2,59%    10,24%
Accounts payable                                  1.250.084      919.267      988.723     7,56%   -20,91%
Accrued interest payable                            182.292      220.120      190.121   -13,63%     4,29%
Other liabilities                                   459.968      374.707      387.697     3,47%   -15,71%
Bonds                                             1.648.312    1.475.909    1.302.702   -11,74%   -20,97%
Accrued expenses                                    130.859      417.107      119.984   -71,23%    -8,31%
Minority interest in consolidated subsidiaries       49.140       50.896       48.889    -3,94%    -0,51%
                                                 ----------   ----------   ----------   ------    ------
TOTAL LIABILITIES                                27.426.227   29.683.551   30.842.084     3,90%    12,45%
                                                 ==========   ==========   ==========   ======    ======
SHAREHOLDERS' EQUITY
SUBSCRIBED AND PAID IN CAPITAL                      363.914      363.914      363.914     0,00%     0,00%
RETAINED EARNINGS                                 2.362.711    2.466.967    2.711.927     9,93%    14,78%
Appropiated                                       1.415.830    2.002.331    1.962.398    -1,99%    38,60%
Unappropiated                                       946.881      464.636      749.529    61,32%   -20,84%
                                                 ----------   ----------   ----------   ------    ------
REAPPRAISAL AND OTHERS                              592.083      596.537      560.111    -6,11%    -5,40%
GROSS UNREALIZED GAIN OR LOSS ON DEBT
   SECURITIES                                        58.582        3.341       10.660   219,07%   -81,80%
                                                 ----------   ----------   ----------   ------    ------
TOTAL SHAREHOLDER'S EQUITY                        3.377.290    3.430.759    3.646.612     6,29%     7,97%
                                                 ==========   ==========   ==========   ======    ======

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                            4Q06

CONSOLIDATED INCOME STATEMENT

                                                                                                           GROWTH
                                                  AS OF                                              ------------------
                                          --------------------  DEC-06/            QUARTER            4Q 06/    4Q 06/
(Ps Millions)                               DEC-05     DEC-06    DEC-05   4Q 05     3Q 06    4Q 06     3Q 06     4Q 05
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
INTEREST INCOME AND EXPENSES
Interest on loans                         2.050.274  2.312.525    12,79% 533.504   602.301  647.302      7,47%    21,33%
Interest on investment securities           824.709    273.197   -66,87% 169.396   173.771  122.448    -29,53%   -27,71%
Overnight funds                              33.629     43.863    30,43%   8.845    13.444   12.784     -4,91%    44,53%
Leasing                                     291.472    384.147    31,80%  82.223    98.772  110.516     11,89%    34,41%
TOTAL INTEREST INCOME                     3.200.084  3.013.732    -5,82% 793.968   888.288  893.050      0,54%    12,48%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
Interest expense
Checking accounts                            20.311     32.676    60,88%   6.153     8.805    8.641     -1,86%    40,44%
Time deposits                               449.367    459.513     2,26% 103.521   117.626  123.335      4,85%    19,14%
Savings deposits                            241.889    264.381     9,30%  62.606    72.154   80.106     11,02%    27,95%
TOTAL INTEREST ON DEPOSITS                  711.567    756.570     6,32% 172.280   198.585  212.082      6,80%    23,10%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
Interbank borrowings                         54.630     94.872    73,66%  21.103    23.964   15.239    -36,41%   -27,79%
Borrowings from domestic
   development banks                        156.509    180.507    15,33%  38.810    46.664   50.660      8,56%    30,53%
Overnight funds                              73.910    100.876    36,48%  18.673    27.851   25.910     -6,97%    38,76%
Bonds                                       153.658    113.404   -26,20%  36.128    26.425   27.329      3,42%   -24,36%
TOTAL INTEREST EXPENSE                    1.150.274  1.246.229     8,34% 286.994   323.489  331.220      2,39%    15,41%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
NET INTEREST INCOME                       2.049.810  1.767.503   -13,77% 506.974   564.799  561.830     -0,53%    10,82%
Provision for loan and accrued
   interest losses, net                    (185.404)  (266.107)   43,53% (43.848) (104.044) (30.630)   -70,56%   -30,15%
Recovery of charged-off loans                61.829     70.746    14,42%  15.226    18.160   20.512     12,95%    34,72%
Provision for foreclosed assets
   and other assets                         (63.969)   (44.353)  -30,66% (19.733)   (3.970) (20.251)   410,10%     2,63%
Recovery of provisions for foreclosed
   assets and other assets                   56.504     89.532    58,45%  25.949     4.051   24.222    497,93%    -6,66%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
TOTAL NET PROVISIONS                       (131.040)  (150.182)   14,61% (22.406)  (85.803)  (6.147)   -92,84%   -72,57%
NET INTEREST INCOME AFTER PROVISION
   FOR LOANS
AND ACCRUED INTEREST LOSSES               1.918.770  1.617.321   -15,71% 484.568   478.996  555.683     16,01%    14,68%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
Commissions from banking services
   and other services                       101.355    162.273    60,10%  39.692    44.245   48.708     10,09%    22,71%
Electronic services and ATM fees            101.299     85.049   -16,04%  22.528    22.289   20.210     -9,33%   -10,29%
Branch network services                      48.984     62.403    27,39%  13.341    14.145   22.107     56,29%    65,71%
Collections and payments fees                56.670     74.708    31,83%  14.987    17.722   23.142     30,58%    54,41%
Credit card merchant fees                    10.076      8.150   -19,11%   2.689     1.680    2.156     28,33%   -19,82%
Credit and debit card annual fees           205.606    238.898    16,19%  52.639    61.933   58.714     -5,20%    11,54%
Checking fees                                54.846     60.083     9,55%  13.960    15.370   15.725      2,31%    12,64%
Warehouse services                           62.155     72.494    16,63%  20.449    18.719   19.763      5,58%    -3,35%
Fiduciary activities                         60.131     62.114     3,30%  14.803    14.829   18.415     24,18%    24,40%
Brokerage fees                               68.231     67.034    -1,75%  15.478    15.463   15.460     -0,02%    -0,12%
Check remittance                             10.579     11.040     4,36%   2.856     2.748    2.703     -1,64%    -5,36%
International operations                     36.484     34.281    -6,04%   8.844     9.374    9.233     -1,50%     4,40%
FEES AND OTHER SERVICE INCOME               816.416    938.527    14,96% 222.266   238.517  256.336      7,47%    15,33%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
Fees and other service expenses             (48.087)   (70.866)   47,37%  (9.489)  (19.311) (24.335)    26,02%   156,45%
TOTAL FEES AND INCOME FROM SERVICES, NET    768.329    867.661    12,93% 212.777   219.206  232.001      5,84%     9,03%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
OTHER OPERATING INCOME
Net foreign exchange gains                  (53.361)    58.008   208,71%  24.303   (39.049) (46.406)    18,84%  -290,95%
Forward contracts in foreign currency       141.055     45.073   -68,05%   4.442    32.742   75.801    131,51%  1606,46%
Gains on sales of investments on
   equity securities                          8.097     75.697   834,88%   7.698     5.933   26.749    350,85%   247,48%
Gains on sale of mortgage loan                   --     14.371        *       --        --   14.371         *         *
Dividend income                              42.731     21.199   -50,39%   1.536     1.596     (115)  -107,21%  -107,49%
Revenues from commercial subsidiaries        45.020     40.323   -10,43% (31.853)    9.272    9.100     -1,86%   128,57%
Communication, postage, rent and others      10.406     16.762    61,08%   1.757     3.842    4.982     29,67%   183,55%
TOTAL OTHER OPERATING INCOME                193.948    271.433    39,95%   7.883    14.336   84.482    489,30%   971,70%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
TOTAL INCOME                              2.881.047  2.756.415    -4,33% 705.228   712.538  872.166     22,40%    23,67%
OPERATING EXPENSES
Salaries and employee benefits              615.121    690.117    12,19% 155.125   169.504  184.966      9,12%    19,24%
Bonus plan payments                          26.826     35.771    33,34%   5.572     8.882   18.601    109,42%   233,83%
Compensation                                  8.030      6.375   -20,61%   1.157     1.624    3.153     94,15%   172,52%
Administrative and other expenses           793.179    882.182    11,22% 165.083   221.737  262.433     18,35%    58,97%
Deposit security, net                        55.050     67.813    23,18%  13.042    20.085   18.395     -8,41%    41,04%
Donation expenses                               615     22.596  3574,15%      82       114   22.347  19502,63% 27152,44%
Depreciation                                 87.633    104.553    19,31%  22.401    26.851   29.668     10,49%    32,44%
TOTAL OPERATING EXPENSES                  1.586.454  1.809.407    14,05% 362.462   448.797  539.563     20,22%    48,86%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
NET OPERATING INCOME                      1.294.593    947.008   -26,85% 342.766   263.741  332.603     26,11%    -2,96%
Merger expenses                              45.703     35.779   -21,71%   7.467    13.825    9.476    -31,46%    26,91%
Goodwill amortization (1)                    22.648     25.814    13,98%   5.662     6.913    6.914      0,01%    22,11%
NON-OPERATING INCOME (EXPENSE)
Other income                                109.770    194.589    77,27%  59.448    16.375   36.469    122,71%   -38,65%
Minority interest                            (6.496)    (6.352)   -2,22%  (1.978)   (1.434)    (612)   -57,32%   -69,06%
Other expense                              (105.120)  (149.243)   41,97% (37.464)  (36.569) (33.019)    -9,71%   -11,86%
TOTAL NON-OPERATING INCOME                   (1.846)    38.994  2212,35%  20.006   (21.628)   2.838    113,12%   -85,81%
INCOME BEFORE INCOME TAXES                1.224.396    924.409   -24,50% 349.643   221.375  319.051     44,12%    -8,75%
Income tax expense                         (277.515)  (174.880)  -36,98% (93.065)  (39.889) (34.158)   -14,37%   -63,30%
                                          ---------  ---------  -------  -------  --------  -------  --------  --------
NET INCOME                                  946.881    749.529   -20,84% 256.578   181.486  284.893     56,98%    11,04%
                                          =========  =========  =======  =======  ========  =======  ========  ========

(1)  Includes Banco de Colombia and Comercia S.A.